

September 20, 2023

Pina Albo
Chief Executive Officer
Hamilton Insurance Group, Ltd.
Wellesley House North, 1st Floor
90 Pitts Bay Road
Pembroke HM 08 Bermuda

> **Re: Hamilton Insurance Group, Ltd.**
> **Amendment No. 3 to Draft Registration Statement on Form S-1**
> **Submitted September 13, 2023**
> **CIK No. 0001593275**

Dear Pina Albo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form S-1

General

1. We note your disclosure that highlights the impacts of Hurricane Idalia, as well as the damages caused by the wildfires in Maui. You state that you are still evaluating the costs of those and other significant events as part of your normal third quarter close. To the extent that you determine that these events will lead to significantly greater reserves than you reported in other periods presented, please update the disclosure with appropriate recent events disclosure.

<u>Prospectus Summary, page 3</u>

2.   We note your response to our prior comment 1 and reissue in part. Please revise your summary section to disclose your multiple class share structure (Class A common shares, Class B common shares, and Class C common shares) and explain the nature of the disparate voting rights.

     You may contact Sarmad Makhdoom at (202) 551-5776 or Michael Henderson at (202) 551-3364 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Chris Windsor, Legal Branch Chief, at (202) 551-3419 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance

cc: Matthew B. Stern, Esq.